UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 30, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – JVM Aventine Apartments, LLC

On October 30, 2017, we directly acquired ownership of a “majority-owned subsidiary”, JVM Aventine Apartments, LLC (“RSE JVM Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $8,000,000, which is the initial stated value of our equity interest in the RSE JVM Controlled Subsidiary. The RSE JVM Controlled Subsidiary will use the proceeds to recapitalize The Aventine at Oakhurst North, which is located at 2800 Pontiac Dr., Aurora, IL 60502 (the “RSE JVM Property”). The RSE JVM Controlled Subsidiary is anticipating redeeming the RSE JVM Controlled Subsidiary Investment via sale or refinance by April 1, 2023. The RSE JVM Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE JVM Controlled Subsidiary is managed by JVM Realty Corporation (“JVM”). Founded in 1975, JVM is a real estate owner-operator, focused on acquiring, renovating, managing, and eventually selling apartment complexes primarily located throughout the Midwest. JVM operates a $700 million multi-family portfolio across 17 properties on behalf of its investment funds. Other than with regard to the RSE JVM Controlled Subsidiary, neither our Manager nor we are affiliated with JVM.

Pursuant to the agreements governing the RSE JVM Controlled Subsidiary Investment (the “RSE JVM Operative Agreements”), our consent is required for all major decisions regarding the RSE JVM Property. In addition, pursuant to the RSE JVM Operative Agreements we are entitled to receive a minimum 10.0% per annum economic return for years 1-4, and a minimum 11.0% per annum economic return in year 5 on our RSE JVM Controlled Subsidiary Investment. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE JVM Controlled Subsidiary Investment, as well as an approximate $25,000 in due diligence fees and third-party reimbursements, paid directly by the RSE JVM Controlled Subsidiary.

The RSE JVM Controlled Subsidiary is required to redeem our RSE JVM Controlled Subsidiary Investment by April 1, 2023 (the “RSE JVM Redemption Date”). The RSE JVM Controlled Subsidiary does not have the ability to extend the RSE JVM Redemption Date. In the event that the RSE JVM Controlled Subsidiary Investment is not redeemed by the RSE JVM Redemption Date, pursuant to the RSE JVM Operative Agreements, we have the right, in our discretion, to force the sale of the RSE JVM Property outright. The RSE JVM Controlled Subsidiary may redeem our RSE JVM Controlled Subsidiary Investment in whole or in part without penalty during the term of the RSE JVM Controlled Subsidiary Investment.

On November 2, 2016, JVM acquired the RSE JVM Property for $68,250,000. As part of the acquisition, JVM assumed the existing Freddie Mac loan (the “JVM Senior Loan”). The JVM Senior Loan was originated on March 26, 2013 and features $48,400,000 in proceeds on a 10-year term with 3-years interest only at a 3.65% fixed rate. The maturity date is April 1, 2023. The current unpaid balance of the JVM Senior Loan is approximately $46,783,652 with 5.40 years remaining. The interest-only period has passed and the loan is now amortizing. The JVM Senior Loan features standard non-recourse carve outs to the sponsorship. Aggregate with the JVM Senior Loan, the RSE JVM Controlled Subsidiary Investment features an LTV of 80.3%, based on the $68,250,000 purchase price and the current unpaid balance of the JVM Senior Loan. There will be approximately $17.9 million of equity junior to the RSE JVM Controlled Subsidiary Investment at closing based on the purchase price and the proposed renovation plan. The combined LTV ratio is the amount of the current unpaid balance of the JVM Senior Loan plus the amount of the RSE JVM Controlled Subsidiary Investment, divided by the purchase price of the RSE JVM Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The property is a 464-unit garden style apartment complex built in 1999 spanning 29 3-story buildings. It is situated on 1,428,768 square feet of land with 469,742 rentable square feet. The units are divided between one-bedroom, one-bedroom + den, two-bedroom, and two-bedroom + loft units with an overall average unit size of 1,012 square feet. The rent roll dated 9/19/2017 reflects occupancy of 91.4%. The property is currently undergoing a $4.3 million exterior and interior renovation. The exterior renovation will include a renovated clubhouse, an expanded fitness center, and new exterior paint. The interior renovations will include new vinyl flooring, an upgraded appliance package, and new fixtures, cabinets, and countertops.

The RSE JVM Property lies within the Naperville/Aurora submarket and the prominent DuPage County, one of the most affluent counties in the country. The community is a short commute to major employers, including many Fortune 500 companies, and it is a short drive to the Route 59 Metra Stop, as well as Interstates 88 and 55. The community sits on almost 33 acres of park-like land at the convergence of Eola Road and Liberty Street, two of the area’s most traveled thoroughfares. The RSE JVM Property is also situated within the Aurora school district, which is one of the most desired school districts in the state and is a major demand driver for the RSE JVM Property.

Acquisition of Senior Mortgage Loan –4773 Hollywood Blvd, LLC

On November 2, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a principal balance of $5,985,000 (the “Pacer Holding 4773 Hollywood Blvd Senior Loan”). The borrower, 4773 Hollywood Blvd, LLC, a California limited liability company (“Pacer Holding 4773 Hollywood Blvd”), used the loan proceeds to purchase 27,878 square feet of land that is currently unentitled at 4773 Hollywood Blvd, Los Angeles, CA (the “Pacer Holding 4773 Hollywood Blvd Property”). Pacer Holding 4773 Hollywood Blvd currently plans to entitle the property, progress design and construction documents, file the construction documents with the city for building permits and build eighteen units under the Los Angeles Small Lot Ordinance. The Pacer Holding 4773 Hollywood Blvd Senior Loan is secured by the Pacer Holding 4773 Hollywood Blvd Property. The Pacer Holding 4773 Hollywood Blvd Senior Loan was funded with proceeds from our Offering.

Pacer Holding 4773 Hollywood Blvd is managed by the principal of Pacer Holdings (“Pacer”). Pacer is an Irvine, CA based, privately held home builder with more than 40 years of development experience. Pacer was founded in 1976, to pursue residential development opportunities throughout Southern California. Since inception, Pacer and its affiliated companies have developed over 3,500 lots and built over 3,000 homes. The Sponsor has developed over $200MM of real estate. Randy Poag, the manager of Pacer, provided traditional bad-boy carve-out guarantees. Other than with regard to the Pacer Holding 4773 Hollywood Blvd Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Pacer.

The Pacer Holding 4773 Hollywood Blvd Property is currently unimproved. The entitlement approval is expected in the first quarter of 2018.

On the original closing date of the Pacer Holding 4773 Hollywood Blvd Senior Loan, Pacer Holding 4773 Hollywood Blvd was capitalized with approximately $1,730,564 of equity capital from the borrower, which was applied to the land acquisition and closing costs. The Pacer Holding 4773 Hollywood Blvd Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Pacer Holding 4773 Hollywood Blvd Senior Loan bears an interest rate of 10.0% per annum, with an amount equal to 10.0% per annum paid current through the maturity date, May 2, 2018 (the “Pacer Holding 4773 Hollywood Blvd Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the Pacer Holding 4773 Hollywood Blvd Senior Loan amount, paid directly by Pacer Holding 4773 Hollywood Blvd.

Pacer Holding 4773 Hollywood Blvd has the ability to extend the Pacer Holding 4773 Hollywood Blvd Maturity Date for six months; provided, however, to exercise such extension, Pacer Holding 4773 Hollywood Blvd is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Pacer Holding 4773 Hollywood Blvd Senior Loan. During the extension period, the interest rate of the Pacer Holding 4773 Hollywood Blvd Senior Loan will increase to 11.0% per annum. The Pacer Holding 4773 Hollywood Blvd Senior Loan may be prepaid in whole or in part without penalty during the term of the Pacer Holding 4773 Hollywood Blvd Senior Loan.

The principals of Pacer have provided customary bad boy carve-out guarantees.

As of the closing date, the Pacer Holding 4773 Hollywood Blvd Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 84%.  The LTC ratio is the amount of the Pacer Holding 4773 Hollywood Blvd Senior Loan divided by the purchase price and the Pacer Holding 4773 Hollywood Blvd Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. As of its closing date, the Pacer Holding 4773 Hollywood Blvd Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 86%. The LTV ratio is the amount of the Pacer Holding 4773 Hollywood Blvd Senior Loan divided by the October 2017 third-party appraised value of the Pacer Holding 4773 Hollywood Blvd Property. There can be no assurance that such value is correct.

The Pacer Holding 4773 Hollywood Blvd Property is located in the Los Feliz submarket of Los Angeles, CA. Los Feliz is a highly desirable neighborhood, bordered by Silver Lake and Hollywood. Los Feliz home values have increased 3.6% over the past year and similar appreciation is expected over the next 12-months due to redevelopment of commercial spaces and expansion of public transportation.

As the Pacer Holding 4773 Hollywood Blvd Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Seventh Amended and Restated Promissory Grid Note

On October 31, 2017, we entered into a seventh amended and restated Promissory Grid Note (the “Seventh Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Seventh Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Seventh Amended and Restated Promissory Grid Note. The Seventh Amended and Restated Promissory Note replaces the earlier Sixth Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of July 31, 2017.

Availability

The Seventh Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Seventh Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of October 31, 2017, there were seven (7) other similar promissory grid notes outstanding.

Collateral

The Seventh Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Seventh Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Seventh Amended and Restated Promissory Grid Note is due and payable on January 31, 2019.

Purpose

While there are no restrictions on the use of the proceeds received under the Seventh Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Seventh Amended and Restated Promissory Grid Note does not purport to be complete.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 11, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:  November 3, 2017